Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

August 23, 2018

On August 23, 2018, Conagra Brands, Inc. (the “Company”) announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the previously announced acquisition of Pinnacle Foods Inc. by the Company via a press release and a posting on an internal social media platform. Set forth below are the press release and the internal social media post.

Press Release:

News Release

For more information, please contact:
Conagra Brands:
MEDIA: Mike Cummins
312-549-5257
Michael.Cummins@conagra.com

INVESTORS: Brian Kearney
312-549-5002
ir@conagra.com

Pinnacle Foods:
MEDIA: Janice Monahan
973-541-8620
mediainquiries@pinnaclefoods.com

INVESTORS: Jennifer Halchak
973-541-8629
Jennifer.Halchak@pinnaclefoods.com

FOR IMMEDIATE RELEASE

CONAGRA BRANDS AND PINNACLE FOODS ANNOUNCE EXPIRATION OF HSR ACT WAITING PERIOD

CHICAGO and PARSIPPANY, N.J. – August 23, 2018 – Conagra Brands, Inc. (NYSE: CAG) and Pinnacle Foods Inc. (NYSE: PF) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the previously announced acquisition of Pinnacle Foods by Conagra Brands.

The expiration of the waiting period under the HSR Act is one of the conditions necessary for completion of this transaction. The transaction is expected to close by the end of calendar year 2018, and is subject to other customary closing conditions, including approval by Pinnacle Foods stockholders.

Additional information about the transaction can also be found at www.conagraandpinnacle.transactionannouncement.com.

About Conagra Brands

Conagra Brands, Inc. (NYSE: CAG), headquartered in Chicago, is one of North America’s leading branded food companies. Guided by an entrepreneurial spirit, Conagra Brands combines a rich heritage of making great food with a sharpened focus on innovation. The company’s portfolio is evolving to satisfy people’s changing food preferences. Conagra’s iconic brands, such as Marie Callender’s®, Reddi-wip®, Hunt’s®, Healthy Choice®, Slim Jim® and Orville Redenbacher’s®, as well as emerging brands, including Alexia®, Blake’s®, Frontera®, Duke’s® and Angie’s® BOOMCHICKAPOP®, offer choices for every occasion. For more information, visit www.conagrabrands.com.

About Pinnacle Foods

Pinnacle Foods Inc. (NYSE:PF) is a leading manufacturer, marketer and distributor of high-quality branded food products with a mission of unleashing brand potential. With annual sales in excess of $3 billion, our portfolio includes well-known brands competing in frozen, refrigerated and shelf-stable formats, such as Birds Eye, Birds Eye Voila!, Duncan Hines, Earth Balance, EVOL, Gardein, Glutino, Hungry-Man, Log Cabin, Udi’s, Vlasic, and Wish-Bone, along with many others. The company is headquartered in Parsippany, NJ and has nearly 5,500 employees across the U.S. and Canada. For more information, please visit www.pinnaclefoods.com.

Note on Forward-looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect our actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle Foods shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and other risks described in our reports filed from time to time with the Securities and Exchange Commission. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Conagra Brands filed a registration statement on Form S-4 with the SEC on July 25, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Pinnacle. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Conagra Brands at its website, www.conagrabrands.com, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation

Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra’s participants is set forth in the proxy statement, filed August 9, 2018, for Conagra Brands’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Internal social media post:

Good news! I am excited to share that today we, along with Pinnacle, announced the expiration of the waiting period under the Hart-Scott-Rodino Act. In essence, this means that the U.S. Federal Trade Commission has determined that the acquisition of Pinnacle Foods by Conagra Brands will not adversely affect U.S. commerce under the antitrust laws.

This does not mean the deal is closed as there are other customary closing conditions, including approval by Pinnacle Foods stockholders, but it is a big step. The transaction is still expected to close by the end of this calendar year.

Please see the press release for more information: http://www.conagrabrands.com/news-room/news-conagra-brands-and-pinnacle-foods-announce-expiration-of-hsr-act-waiting-period-prn-122642